JONES & KELLER, P.C.
1625 Broadway, Suite 1600
Denver, Colorado 80202

Telephone (303) 785-1623
Telecopier (303) 573-8133

August 14, 2009

VIA EDGAR
Mr. H. Roger Schwall, Assistant Director
Mr. John Lucas, Staff Attorney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Natural Gas Services Group, Inc.
Form 10-KSB for the fiscal year ended December 31, 2008
Definitive Proxy Filed April 27, 2009
File No. 1-31398

Gentlemen:

We are legal counsel to Natural Gas Services Group, Inc. (the “Company”).  The Company is in receipt of the Staff’s comment letter dated July 30, 2009.  As we discussed with Mr. Lucas earlier this week, the Company anticipates filing its formal response to the comment letter on or about Monday, August 24, 2009.

Please feel free to contact me if you have any comments or questions.

Very truly yours,

JONES & KELLER, P.C.

By	/s/ David A. Thayer
David A. Thayer